U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed Pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
               Holding Company act of 1935 or Section 30(f) of the
                               Investment Company
                                   Act of 1940

[   ] Check this box if no longer subject to Section 16.Form 4 or Form 5 obligations may continue

1.   Name and Address of Reporting Person:         Ollendorff, Stephen A.
                                                   1251 Avenue of the Americas
                                                   New York, NY  10020

2.   Issuer Name and Ticker or Trading Symbol:    Acorn Holding Corp.   AVCC

3..  IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year:                    November 1999

5.   If Amendment, Date of Original

6.   Relationship of Reporting Person to Issuer:   Director, Officer, 10% Owner
                                                   Chairman and Chief Executive
                                                     Officer

7.   Form Filed by One Report Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Security Transaction     Transaction    Securities Acquired(A)
                  Date             Code           or Disposed of (D)    Price

Common Stock      11/23/99          P             9,000     (A)         $1.84720


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Amount of Securities            Ownership Form          Nature of
Beneficially Owned at           Direct (D) or           Beneficial
End of Month                    Indirect (I)            Ownership

591,880                         *

*Reflects 2 for 5 stock split of the Issuer effective April 19, 1999 D 37,029 held by Stephen A. Ollendorff Defined Benefit Pension Plan D 25,026 held directly
I 400 held by spouse
I 372,400 held by  Irrevocable  Proxy and Voting
  Agreement entered into with Edward N.
  Epstein with respect to shares owned by Mr. Epstein.


                           /s/ Stephen A. Ollendorff           December 9, 1999
                           -----------------------------       ----------------
                           Signature of Reporting Person               Date